Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class SUBORDINATE VOTING Holder Account Number Fold Form of Proxy—Annual General Meeting to be held on August 12, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (International). Fold Proxies submitted must be received by 10:00 am, Eastern Time, on August 10, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Virtually Attend To Receive Documents To Vote Using the Telephone To Vote Using the Internet the Meeting Electronically • Call the number listed BELOW from a touch • Go to the following web site: • You can attend the meeting virtually by • You can enroll to receive future tone telephone. www.investorvote.com visiting https://web.lumiagm.com and securityholder communications • Smartphone? entering the Meeting ID 480-186-689. electronically by visiting 1-866-732-VOTE (8683) Toll Free Scan the QR code For further information on the virtual www.investorcentre.com. to vote now. AGM and how to attend it, please view the management information circular of the company for the fiscal year 2021 (the If you vote by telephone or the Internet, DO NOT mail back this proxy. “Information Circular”). Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. For more information, please refer to “General Information—Voting Information” of the Information Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 01QY7B CPUQC01.E.INT/000001/i1234

XXX 123 Appointment of Proxyholder I/We, being holder(s) of Canada Goose Holdings Inc. Print the name of the person you are appointing if hereby appoint: Dani Reiss, President & Chief Executive this person is someone other than the Management Officer, or failing him, Jonathan Sinclair, Executive Vice OR Nominees listed herein. If you complete the appointment President & Chief Financial Officer box and appoint a proxyholder other than Management Nominees you MUST go to https://www.computershare.com/CanadaGoose and provide Computershare with the name and email address of the person you are appointing by no later than 10:00 am (Eastern time) on August 10, 2021. Computershare will use this information ONLY to provide the appointee with a Username to gain entry to the virtual meeting. For additional details, see the section “General Information—Voting Information” of the Information Circular. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Canada Goose Holdings Inc. to be held virtually on https://web.lumiagm.com/480186689, on August 12, 2021 at 10:00 am, Eastern Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold Fold 01. Dani Reiss 02. Ryan Cotton 03. Joshua Bekenstein 04. Stephen Gunn 05. Jean-Marc Huët 06. John Davison 07. Maureen Chiquet 08. Jodi Butts 09. Michael D. Armstrong For Withhold 2. Appointment of Auditor Appointment of Deloitte LLP as auditor of Canada Goose Holdings Inc. for the ensuing year and authorizing the directors to fix their remuneration. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. ZZGQ 321316 XXXX AR1 999999999999